CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

August 28, 2020

VIA E-MAIL

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Laura Crotty, Staff Attorney
Tim Buchmiller, Staff Attorney

Re:	China Foods Holdings Ltd.
Form 8-K Filed July 9, 2020
File No. 001-32522

Dear Ms. Crotty and Mr. Buchmiller:

On behalf of China Foods Holdings Ltd. (the “Company” or “CFOO”), we are hereby responding to the comment letter dated August 25, 2020 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 8-K filed July 9, 2020

Description of Business of Elite Creation Group Limited, page 3

1. We note the proposed disclosure you have provided in response to our prior comment 1. Please include this in an amended filing, and also address the operational history of Elite Creation Group Limited, including products sold and business conducted, prior to its acquisition by the company, if any.

Response:

We confirm that Elite Creation Group Limited is a holding company without operations. Our proposed revised disclosure in the subsection entitled “Description of Business of Elite Creation Group Limited, Overview” will read as follow:

We are a health and wellness company that develops, markets, promotes and distributes a variety of customized health and wellness care products and services, including supplements, healthy snacks, meal replacements, skincare products, and nutritional consultation services to consumers in China. We work with certain licensed healthcare food factories to develop and manufacture products and services that are distributed conventionally through sales agents and also through a network of e-commerce and social media platforms.

In addition to products, we are committed to providing customized science based wellness consultation and service programs to customers. Our diverse products and services target health conscious customers and differentiate based upon age and gender and seek to manage different conditions. We reach out to customers fitting certain health and lifestyle profiles through our offline and online consultation services, and track eating habits and health indicators to provide customized products such as supplements. We believe this will facilitate the ability of customers to monitor, understand and adjust their health practices and lifestyle anytime and anywhere for increased customer engagement and retention

We conduct our business through our wholly owned subsidiary Guangzhou Xiao Xiang Health Industry Company Limited, a limited liability company organized under the laws of China on March 8, 2017. Alpha Wellness (HK) Limited, a limited liability company organized under the laws of Hong Kong on April 24, 2019, and Elite Creation Group, a limited liability company formed under the laws of the British Virgin Islands formed on September 5, 2018, are holding companies without operations.

Key Customers, page 4

2. We note your response to our prior comment 2. Please provide disclosure in your amended filing stating that you do not have agreements in place with your key customers.

Response:

We will amend our filing to state that we are not parties to written agreements with our key customers, that our key customers place orders with us on an as needed purchase order basis, and that the purchase orders contain normal and customary terms including quantity, price and shipment terms.

Employees, page 14

3. We note your response to our prior comment 3 and ask that you provide the proposed disclosure in an amended filing. In addition, in the event Mr. Kong is not currently prohibited from competing with the business of the company, please include a separate risk factor to this effect.

Response:

In addition to the previously proposed disclosure, we propose adding the following risk factor.

Our Chief Financial Officer, President and Director, Xiao Jun Kong, is not subject to provisions prohibiting him from competing against the business of the Company, which may lead to an adverse effect on our company.

We are dependent upon the continued service of Mr. Xiao Jun Kong, our Chief Executive Officer, Chief Financial Officer, President and Director. Mr. Xiao Jun Kong is not subject to non-compete provisions and is permitted to compete against the business of the company. If Mr. Kong elects to separate from the company or otherwise devote his time to establishing a competing business, the loss of Mr. Xiao Jun Kong would have a material adverse effect on our business, operating results and financial condition.

Risk Factors, page 15

4. We note the proposed disclosure provided in response to our prior comment 4 and ask that you provide this disclosure in an amended filing. In addition, please address the lack of disclosure controls and procedures given Mr. Kong’s role as both CEO and CFO.

Response:

We propose amending the risk factor entitled “We are controlled by a small group of our existing stockholders, whose interests may differ from other stockholders” on page 20 to read as follows:

We are controlled by Mr. Xiao Jung Kong, our Chief Executive Officer, Chief Financial Officer and President, whose interests may differ from other stockholders. In addition, because our Chief Executive Officer also serves as our Chief Financial Officer, the lack of segregation of duties may constitute a weakness in our disclosure controls and procedures which may result in a failure to accurately report our annual or interim financial statements.

Our Chairman, Chief Executive Officer, Chief Financial Officer, and President, Mr. Xiao Jun KONG, beneficially, owns approximately 93.57% of the outstanding shares of our common stock and is our largest single stockholder. Accordingly, Mr. Kong will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He will also have significant influence in preventing or causing a change in control. In addition, without the consent of Mr. Kong, we may be prevented from entering into certain transactions which may be beneficial to our other stockholders. The interests of Mr. Kong may differ from the interests of the other stockholders.

Our Chief Executive Officer, Xiao Jung Kong, also serves as our Chief Financial Officer. Due to the lack of segregation of duties, there may be a lack of sufficient personnel and resources to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure. A weakness or deficiency in our disclosure controls and procedures may adversely affect our ability to accurately report and prevent misstatements of our annual or interim financial statements.

Certain Relationships and Related Transactions, page 43

5. We note your response to our prior comment 8 which addresses Item 404(d)(1) of Regulation S-K. Please also direct us to your disclosure that satisfies Item 404(d)(2) and (d)(3) of Regulation S-K, or amend your filing to include such information.

Response:

We have evaluated our disclosure obligations under Item 404(d) of Regulation S-K and have determined that no further disclosure is required.

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Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake
of CHEN-DRAKE LAW